

September 4, 2013

Via E-mail
Mr. Michael J. Angelakis
Chief Financial Officer
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

> **Re: Comcast Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **Response dated July 18, 2013**
> **File No. 1-32871**

Dear Mr. Angelakis:

We have reviewed your response letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Introduction and Overview, page 44

1. We note your response to comment no. 1. Please tell us, with a view towards disclosure in future filings, whether the change in consumer behavior within the cable industry known as "cord cutting" has contributed in a significant way to the decline in video customers you continue to experience.   Further, tell us if customer cord cutting has resulted in significant cost increases in providing internet services to your customers, and if so, any significant losses of customers. Please outline the steps management is taking or planning to take to address any negative trends.

Cable Communications Segment – Revenue, page 50

2. We note your response to comment no. 3. We also note the quantitative changes you made to the Results of Operations discussion of the MD&A in the recently filed Form 10-Q for the periods ending June 30, 2013. Please consider providing further insight into the underlying business drivers or conditions that contributed to the changes and describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 if you have any other questions regarding our comments.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director